FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of January 2007
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), I D Cockerill
†
(Chief Executive Officer),K Ansah
#
, A Grigorian°, N J Holland
†
(Chief Financial Officer), J M McMahon
†
,
J G Hopwood, D M J Ncube, R L Pennant-Rea
†
, P J Ryan, T M G Sexwale, C I von Christierson
†
British,
#
Ghanaian, °Russian
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Fa +27 11 484-0639
www.goldfields.co.za
Enquires
South Africa
Willie Jacobsz
Tel +27 11 644-2460
Fax +27 11 484-0639
williej@goldfields.co.za
Nerina Bodasing
Tel +27 11 644-2630
Fax +27 11 484-0639
Nerina.bodasing@goldfields.co.z
North America
Cheryl A Martin
Tel +1 303 796-8683
Fax +1 303 796-8293
camartin@gfexpl.com
MEDIA RELEASE
Gold Fields Secures 95.6% of Western Areas
Confirms Intention to Invoke 440K
Johannesburg, 18 January 2007. Gold Fields Limited (Gold
Fields) (NYSE, JSE, DIFX: GFI) is pleased to announce that it has received acceptances for a total of 88.5 million Western
Areas shares which, combined with the 66.1 million shares
already owned by Gold Fields, represents an interest of 95.6% in
Western Areas.
Gold Fields now intends to invoke Section 440K of the
Companies Act which, if successfully implemented, will result in
Gold Fields compulsorily acquiring all of the shares in Western
Areas in respect of which the offer was not accepted.
A further announcement will be made in due course, providing greater detail and clarity on the invocation of Section 440K.
Ian Cockerill, Chief Executive of Gold Fields said: “We are
delighted to have reached this significant milestone. Subject to completion of the 440k we can proceed with the full integration of the entire South Deep Gold Mine as an operating division of Gold
Fields, which will result in a simplified management structure for that operation.”
- ends -

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 18 January 2007
GOLD FIELDS LIMITED
By:
Name:     Mr W J Jacobsz
Title:        Senior Vice President: Investor

    Relations and Corporate Affairs